Exhibit 99.8

December 3, 2020

Mr. Rick Beard, Board Chairman

Mr. David Anderson

Mr. Brent Anderson

Mr. Doug Swenson

Ms. Deborah Bayle

Mr. Len Williams

Mr. Matt Browning

Ms. Natalie Gochnour

We received your letter in which you declined our request to meet with the board and management. Thank you for responding. We understand you will not allow the board or Special Committee to meet with us. While disappointed by this, we feel it incumbent to pay you the courtesy of a response and to correct some inaccuracies, misleading characterizations, and misrepresentations in your letter.

You said “…the Special Committee cannot discuss the Schedule 13D with you without a non-disclosure agreement in place.”

The non-disclosure agreement you provided (“NDA”) included a “standstill” clause that would have imposed punitive damages were we to exercise many of our rights as shareholders. You initially asked for a 12 month period restricting our rights as shareholders. We countered with a 30 day period and requested the removal of the punitive damage clause. Despite our good faith efforts to negotiate a reasonable agreement, your attorneys declined to remove the punitive damage clause and rejected our request for a 30 day restrictive period, instead requiring a 6 month restrictive period.

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1 The qualitative concerns and reputational risks that we have communicated to Mr. Beard, Mr. D. Anderson, and Mr. Browning are not material from a securities disclosure standpoint, so, unless you are interested in disclosing material, non-public information, which we do not wish to receive, there is no need for confidentiality; but even assuming confidentiality was necessary, a restrictive standstill period and punitive damage clause are not necessary components of such an agreement.

In addition, our legal counsel and professional advisors told us that an NDA is not necessary and is an unusual request under the circumstances.1 We are neither seeking nor requesting any material non-public information and we have no such information to give. Indeed, the boards of many publicly traded companies frequently meet with shareholders in conformance with good corporate governance and ISS guidelines, and only rarely do those investor meetings require nondisclosure agreements for purposes of Regulation FD. In light of this, either you wish to share material, non-public information with us, which we assume you do not and which we reiterate our disinterest in receiving, or your purpose in requiring us to sign an NDA was to restrict our rights as shareholders for a prolonged period of time and impose punitive damages should we even unintentionally fail to comply with such restrictions. As we are sure any reasonable director can appreciate, this was unacceptable to us. As per the “Corporate Directors Guidebook” Section 10, the board should have channels of communications with all shareholders including us, a large, longstanding family that has traditionally been highly supportive of the bank. Our desire to communicate with the board should neither be discouraged nor hidden from shareholders through the use of NDAs.

You said “…another meeting would be productive only if the Gunther Family Shareholders first provide a list of detailed goals for the Special Committee to review and thoroughly consider…” and “…we have no clearer understanding of the Gunther Family Shareholders’ specific goals today than we did following our first meeting on August 4.”

Please reference our October 6, 2020 letter in which we listed six specific reasons we wanted to meet with the board. In our meetings with your committee of Mr. Beard, Mr. D. Anderson and Mr. Browning, we similarly provided items we wanted to discuss. No basis exists for a lack of understanding our goals, but even if one did, an excellent way to gain that understanding is to meet with us and ask.

You said “Members of the Special Committee have spent hours in telephone meetings with each of you over the last 10 weeks…”

This implies that you have repeatedly invited us to communicate with you. What you infer is false and far from the truth. In each of the meetings you listed and in other communications, you indicated either directly or indirectly that you want us to withdraw the Schedule 13D.2 Mr. Browning contended that the stock price is lower than bank peers because of the Schedule 13D filing. This is not the case and a lack of a negative effect is consistent with the insight and advice we received from our advisors before we made the filing. Mr. Browning said the bank’s strategy is impaired unless we withdraw the filing. Your response and tenor expressly discouraging communication with stakeholders such as us is inconsistent with good governance and with directors’ fiduciary duties. Your letter denying us the opportunity to meet with the board is yet more evidence of this. Of course, as shareholders we cannot withdraw the Schedule 13D so long as we wish to coordinate efforts to enhance shareholder value, as we are permitted to do and as shareholders do in many companies.

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2 Among other things, Mr. Beard, Mr. D. Anderson, and Mr. Browning have referenced legal and regulatory requirements they say are applicable to our Schedule 13D filing and have stated that the legal costs of such compliance applicable to our group would likely go away were we to withdraw, purportedly in an attempt to use financial pressure to get us to withdraw our filing.

You said “…we have a fiduciary duty to all shareholders. We will not allow the Schedule 13D to distract the Board…”

Ironically, we represent a substantial number of those shareholders you claim to represent and to whom you owe fiduciary duties. We are a major part of “all shareholders” and, in fact, we own a greater percentage of the bank’s outstanding stock than all directors and executive officers combined. We see no reason why our ownership and interest in the Bank should create a distraction unless the board remains dedicated to opposing shareholder efforts to build bridges and promote the Bank’s best interests for the benefit of all shareholders.

In 2018, Mr. Len Williams told Blaine it would be ok with him if we filed a Schedule 13D. In 2019, Mr. Beard told Dale we should make that filing if we want to talk openly among ourselves and with the board, to avoid possible legal liability. We are sure Mr. Beard and Mr. Williams will remember our conversations as clearly as we do. We did what Mr. Beard suggested and Mr. Williams said was acceptable, but your words and actions are now conveying the opposite attitude. Treating us as adversaries has been puzzling and disappointing.

As significant shareholders in the bank for upwards of 70 years, we have a heightened awareness and interest in seeing the bank excel. Throughout its hundred-year history, customer and employee retention and satisfaction were critical qualitative elements in the success of the bank. Glen Anderson defined the bank culture by using the words “We Care”. These words were instilled in the hearts and actions of our associates and through them, felt by our customers. Dale and Rick Beard continued Glen’s motto of “We Care” through their administrations. In a 2019 meeting with our family shareholders, Mr. Williams said he believes employees are the foundation of a company’s success, implying that satisfaction and retention are critical to his strategy.

We long supported management, and even when it began to appear that the board and management were focusing on matters to the unnecessary exclusion and detriment of these crucial qualitative values, we continued to express encouragement to and hope for improvement from the board and management. However, as we see the number of employees and customers who have left the bank, a lack of “We Care” about customers and employees concerns us. We believe this development represents a serious reputational risk to the bank. Please read “Corporate Director’s Guidebook”, page 39 F Other Risks regarding employee morale and reputational risks.

Quoting from “The Speed of Trust” page 19 that you are all familiar with: “In a company, high trust materially improves communication, collaboration, execution, innovation, strategy, engagement, partnering, and relationships with all stakeholders. …High trust pays a dividend, low trust is a tax.” We are concerned the growing culture of mistrust is imposing an avoidable tax on the bank and its many stakeholders. Treating us and other stakeholders as adversaries will only increase that tax on the bank.

In harmony with our Schedule 13D, we previously communicated these qualitative concerns to Mr. Beard, Mr. D. Anderson, and Mr. Browning. As a board, you have certain oversight responsibilities for this reputational risk, and we attempted to express these concerns more fully to you by articles broaching this issue and suggesting strategies to fulfill your responsibility. We fear that either (i) your attempts to address these qualitative issues and reputational risks have failed or that (ii) you are not actively and aggressively seeking a solution. We are longstanding shareholders in the bank, and some of us have served as directors, executives, or employees of the bank. We long held out hope that the board and management team would continue to exhibit the bank’s historic strength of prioritizing customers’ and employees’ well-being. The board’s opposition to meeting with us suggests that this hope may be misplaced and that the organization’s goals have changed in ways that magnify the reputational risks we have sought to address.

We filed the Schedule 13D to have our voices heard as interested and supportive retail stockholders. We believe it is contrary to good governance that you, as a board, chose to not meet with us, and we believe you neglected your fiduciary duty by spending time and money to resist stockholders, particularly ones with a long-history of being supportive of the enterprise and with a valuable understanding of and dedication to the local business community. A better use of the company money and management and board time would have been and would be to listen to stakeholders and take seriously issues that concern them, some of which we have raised.

Sincerely,

Dale Gunther

Blaine Gunther

PS

For further expert board advice see:

“Four keys to architecting corporate culture” Enterprise, February 3-9, 2020 page 5

“NACD Blue Ribbon Commission on culture as a corporate asset”

KPMG Report “Work with activist investors – and win”

“Leading with agility and purpose” Directors Quarterly, April 2019